FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 15th May 2007.

RESULT OF ANNUAL GENERAL MEETING

ROYAL DUTCH SHELL PLC

Royal Dutch Shell plc (“the Company”) announces the Poll results on the resolutions at its Annual General Meeting held on 15th May, 2007 at Circustheater, Circusstraat 4, The Hague, The Netherlands with an audio-visual satellite meeting place at Novotel London-West Hotel and Convention Centre, Hammersmith, London.

A Poll was held on each resolution. All resolutions were carried.

Pursuant to Listing Rule 9.6.2 two copies of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting today will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Poll results:

Resolution 1 : Adoption of Annual Report & Accounts
Votes for:	3,271,036,930	99.71%
Votes against:	9,619,025	0.29%
Votes withheld: 7,020,406

Resolution 2 : Approval of Remuneration Report
Votes for:	3,071,254,499	96.31%
Votes against:	117,672,917	3.69%
Votes withheld: 98,763,438

Resolution 3 : Election of Rijkman Groenink as a Director of the Company with effect from 16th May, 2007
Resolution withdrawn

Resolution 4 : Re-election of Malcolm Brinded as a Director of the Company
Votes for:	3,278,670,569	99.77%
Votes against:	7,403,278	0.23%
Votes withheld: 1,516,882

Resolution 5 : Re-election of Linda Cook as a Director of the Company
Votes for:	3,278,360,729	99.77%
Votes against:	7,713,916	0.23%
Votes withheld: 1,509,027

Resolution 6 : Re-election of Maarten van den Bergh as a Director of the Company
Votes for:	3,268,404,325	99.51%
Votes against:	16,230,496	0.49%
Votes withheld: 2,946,740

Resolution 7 : Re-election of Nina Henderson as a Director of the Company
Votes for:	3,275,389,208	99.68%
Votes against:	10,609,036	0.32%
Votes withheld: 1,582,902

Resolution 8 : Re-election of Christine Morin-Postel as a Director of the Company
Votes for:	3,255,083,326	99.18%
Votes against:	27,068,797	0.82%
Votes withheld: 5,422,960

Resolution 9 : Re-appointment of Auditors
Votes for:	3,254,645,065	99.21%
Votes against:	26,029,570	0.79%
Votes withheld: 6,892,672

Resolution 10 : Remuneration of Auditors
Votes for:	3,274,193,937	99.69%
Votes against:	10,145,178	0.31%
Votes withheld: 3,214,736

Resolution 11 : Authority to allot shares
Votes for:	3,254,022,560	99.21%
Votes against:	25,979,742	0.79%
Votes withheld: 7,550,347

Resolution 12: Disapplication of pre-emption rights (Special Resolution)
Votes for:	3,271,597,140	99.68%
Votes against:	10,477,087	0.32%
Votes withheld: 5,312,408

Resolution 13: Authority to purchase own shares (Special Resolution)
Votes for:	3,274,414,289	99.79%
Votes against:	7,010,392	0.21%
Votes withheld: 6,121,922

Resolution 14: Authority for certain donations and expenditure
Votes for:	3,198,568,915	98.42%
Votes against:	51,331,373	1.58%
Votes withheld: 37,639,372

Please note that a ‘vote withheld’is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’and ‘against’a resolution.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 16 May 2007